Exhibit 4.10

AMENDMENT AGREEMENT N 2 TO THE CONVENTION SUR LE RANG

BETWEEN :

1)                                     La Caisse des Dépôts et Consignations, a special French établissement created by the Law of 28 April 1816 as incorporated into articles L.518-7 of the Code monétaire et financier, whose principal établissement is situated at 56, rue de Lille, 75007 Paris, hereinafter referred to as the « CDC »,

AND

2)                                     BNP PARIBAS, a French société anonyme whose registered office is at 16, boulevard des Italiens, 75009 Paris, acting in its capacity as Agent for the Banks.

WHEREAS :

I.                                        Pursuant to an agreement relating to the granting of ordinary loans dated 17 May 1989 between the CDC, Euro Disney S.C.A. and Euro Disneyland S.N.C. as amended by two amendment agreements dated 10 August 1994 and 30 September 1999 and by an amended and restated agreement relating to the granting of ordinary loans dated 1 December 2004 the entry into force of which is conditional upon the completion of the Contribution and the Completion of the Share Capital Increase (the« CDC Ordinary Loan Agreement »), the CDC has made available to Euro Disney SCA and Euro Disneyland SNC (the « Borrowers »), a loan facility on special conditions defined as « ordinary loans ». The principal amount of the ordinary loan to the Operating Company was € 40.604.698,63 as at 30 September 2004 and the principal amount of the ordinary loan to the Financing Company was € 86.851.852,43 as at 30 September 2004.

As security for any amounts becoming due to the CDC under the CDC Ordinary Loan Agreement :

(a)          by the Borrowers under the Ordinary Loan A to the Financing Company and under the Ordinary Loan to the Operating Company, the Operating Company granted to the CDC a first-ranking hypothèque on the land on which the « Disneyland Park » theme park was built and the adjoining campsite under an acte authentique dated 21 November 1989 amended by actes authentiques dated 4 December 1992 and 19 February 1993, that hypothèque having been renewed until 1 November 2025 ; and

(b)         by the Financing Company under the Ordinary Loan B to the Financing Company (€ 125.000.000), the Financing Company, in the context of the 2004 financial restructuring of the Euro Disney group, undertook to grant to the CDC a second-ranking hypothèque on the land on which the « Disneyland Park » theme park was built and the adjoining campsite (the « Second-Ranking Hypothèque »).

II.                                    Pursuant to the multi-currency loan and letter of credit facilities agreement dated 5 September 1989 between Euro Disney SCA, Euro Disneyland SNC and the Banks (as amended by amendment agreements dated 10 August 1994, 17 March 1995 and amended and restated with effect from 1 October 2004 by a Phase IA amendment and restatement agreement dated 1 December 2004 (the « Phase IA Amendment and Restatement Agreement ») (the « Phase IA Credit Agreement »), the Bank granted Loans to the Borrowers of an aggregate principal amount, on the Restatement Date (as defined in the Phase IA Credit Agreement) of € 273,488,244.34.

As security for its obligations in its capacity as Borrower as well as security for its obligations in its capacity as joint and several debtors of the Financing Company under the Phase IA Credit Agreement, the Operating Company undertook, pursuant to clause 3 of the Phase IA Credit Agreement, to maintain first-ranking hypothèques on all immeubles par nature ou par destination included in Phase IA, with the exception of those which were the subject of the discharge; as security for its obligations as Borrower and as limited guarantor of the Operating Company, the Financing Company undertook, pursuant to clause 3 of the Phase IA Credit Agreement, to maintain first-ranking hypothèques on all immeubles par nature ou par destination included in the Parc Disneyland (other than those which were the subject of the discharge); those hypothèques were granted by actes authentiques dated 21 November 1989, 4 December 1992, 19 February 1993 and 8 July 1997.

III.                                The CDC and the Agent for the Banks entered into a convention sur le rang by an agreement (acte sous seing privé) dated 30 October 1989 (the « Convention sur le Rang »), pursuant to which the registrations (inscriptions hypothécaires) to be made under the Phase IA Credit Agreement and the CDC Ordinary Loan Agreement, for the benefit of the Banks and the CDC respectively, provided for in paragraphs I(a) and II above (the “First-Ranking Hypothèques”), will rank pari passu and consequently in any order or distribution relating to the price of the property, the Banks and the CDC will rank pari passu, in proportion to the amount owed to them.

The Convention sur le Rang was restated in the acte authentique dated 21 November 1989 and was amended by an first amendment agreement dated 10 August 1994.

IV.                                As indicated in paragraphs I and II of the recitals above, the CDC Ordinary Loan Agreement was amended by an agreement relating to the granting of ordinary loans dated 1 December 2004 the entry into force of which is conditional upon the completion of the Contribution and the Completion of the Share Capital Increase and the Phase IA Credit Agreement has been amended and restated by the “Phase IA Amendment and Restatement Agreement”.

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

1.                                      Expressions having a capital letter in the present amendment agreement have, except where an express contrary intention is indicated, the meaning given in the Convention sur le Rang, the Common Agreement Amendment and Restatement (as defined in the Phase IA Credit Agreement) and the Phase IA Credit Agreement.

2.                                      The parties acknowledge that they are aware of all provisions of the CDC Ordinary Loan Agreement and of the Phase IA Amendment and Restatement Agreement.

3.                                      The Convention sur le Rang is amended as follows :

(A)                              all references to the term « Credit Facility » shall be considered as being references to the Phase IA Credit Agreement;

(B)                                paragraphs I and II of the Convention sur le Rang are deleted and replaced by paragraphs I to IV of the above recitals of the present amendment agreement ;

(C)                                the wording of clause 1 is replaced by the following wording : « Expressions used in the present agreement have, except where an express contrary intention is indicated, the meaning given in the Phase IA Credit Agreement, the Amended and Restated Common Agreement (as defined in the Phase IA Credit Agreement) and the CDC Ordinary Loan Agreement. » ;

(D)                               a new clause 2 is created, worded as follows : « The provisions of clauses 4 to 7 of the present agreement apply exclusively to the First-Ranking Hypothèques, none of them being applicable to the Second-Ranking Hypothèque. »

(E)                                 a new clause 3 is created, worded as follows : “The First-Ranking Hypothèque in favour of the CDC referred to in paragraph I (a) of the above recitals has been registered until 1 November 2025. The First-Ranking Hypothèques in favour of the Banks referred to in paragraph II of the above recitals were registered until 30 November 2011. However, the debt owed to the Banks under the Phase IA Credit Agreement will not be extinguished, pursuant to the Phase IA Amendment and Restatement Agreement, until 31 May 2012 or the last business day of May 2012. Pursuant to the provisions of clause 3 of the Phase IA Credit Agreement, in the event that the period of registration of any First-Ranking Hypothèque would expire before the Final Repayment Date and in the event that the Agent requests renewal at any moment, the Borrowers have formally and irrevocably agreed that the renewal of the registration of the hypothèque to the Final Repayment Date (increased by two years) would be effected at the latest three months before its expiration at the expense of Euro Disney Associés SCA.  Such renewals must be effected at the competent mortgage registries not later than 3 months prior to the Final Repayment Date.  The total amount of the debt secured by the First-Ranking Hypothèques shall not be less than 125 % of the Total Outstanding Amount. The CDC accepts from now on that these renewals will take place and that once renewed, all provisions of the present agreement will be applicable to the First-Ranking Hypothèques so renewed.”;

(F)                                 the wording of the former clause 2 now clause 4 is replaced by the following wording : « In relation to the First-Ranking Hypothèques, the registrations made in favour of the CDC and the Banks respectively will rank pari passu. Consequently, in any orders or distributions relating to the price of the properties covered by the First-Ranking Hypothèques, the Banks and the CDC will rank pari passu, in proportion to the amount owed to them under the CDC Ordinary Loan Agreement (except those amounts relating to the B Ordinary Loan to the Financing Company) and under the Phase IA Credit Agreement respectively, as such amount will be determined at the date of the order to foreclose initiated by the CDC or the Agent, resulting in the execution of the First-Ranking Hypothèques. » ;

(G)                                the wording of the former clause 3 now clause 5 is replaced by the following wording : « The cancellation of each of the registrations whose ranking is the subject of this agreement, that is to say the registrations relating to the First-Ranking Hypothèques, may be effected on the basis of the sole release of the holder of the registration concerned or his successors.  In giving effect to the cancellation without the agreement and not in the presence of the holder(s) of all competing registrations, the conservateur des hypothèques will be fully and validly discharged, and this sub-paragraph shall have entire effect whatever the capacity of the creditors’ representatives and the form of their mandate. » ;

(H)                               the wording of the former clause 4 now clause 6 is replaced by the following wording : « Notwithstanding the provisions for equal ranking above, each of the CDC and the Agent will independently be entitled to enforce the above-mentioned First-Ranking Hypothèques granted respectively to the CDC and the Banks, as they see fit.  Should the CDC decide to enforce its First-Ranking Hypothèque, it shall advise the Agent immediately just as the Agent must immediately advise the CDC of the Banks’ intention to take such step. » ; and

(I)                                    the wording of the former clause 5 is deleted.

4.                                      The other provisions of the Convention sur le Rang remain unchanged. The present amendment agreement shall not be interpreted as creating a new undertaking, as the rights and obligations acquired prior to the date of the present amendment agreement remain in existence.

5.                                      The present amendment agreement will take effect on the Restatement Date.  In the event that certain provisions of the Memorandum of Agreement are terminated in accordance with paragraph (b) of clause 7.7 of the Memorandum of Agreement (Termination) of the Memorandum Agreement, the present amendment agreement will be void.

6.                                      The present amendment agreement is governed by French law.  Any dispute between the parties arising from the present amendment agreement shall be submitted to the exclusive jurisdiction of the Tribunal de Commerce de Paris or if the dispute concerns the CDC, to the competent tribunal within the jurisdiction of the Cour d’Appel de Paris.

7.                                      All costs, fees, duties and taxes due in connection with the present agreement shall be payable by the Operating Company.

8.                                      The parties require the registration of the present agreement.  The present amendment agreement shall be deposited at the offices of Office Notarial, Pacal Dufour, Jean-Pierre Benoist and Claudine Savary, 15 boulevard Poissonnière, 75002 Paris and will be restated by notarial agreement.

Signed in Paris,
1 December 2004,
In 4 counterparts, one of which shall be registered
and one shall be deposited with the Notary.

BNP PARIBAS	Caisse des Dépôts et Consignations